UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Registry of Securities Number 0593

MATERIAL EVENT

Santiago, May 17, 2007

Mr.
Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449

Dear Mr. Larraín:

In compliance with that which is established in the 9th clause in the second paragraph of clause 10 of law 18.045 and in paragraph 2.2 of Section II of the General Regulation Number 30 of such Superintendence, I hereby inform you the following as an MATERIAL EVENT.

1.
During the extraordinary session held on this date, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”), has become aware of a merger agreement (the “Merger Agreement”) between the controllers of D&S, who control 64.39% of the shares issued with a right of such corporation (the “Controller of D&S”), as one party, and as the other party, the majority of the members of the controlling group of S.A.C.I. Falabella, who control 74.39% of the shares issued with a right of such corporation (the “Controllers of Falabella”).

2.
The Merger Agreement considers that through the stages and procedures that the same establishes, the Controller of D&S and the Controller of Falabella will carry out and will also cause to be carried out that which may be necessary in order for D&S and Falabella to merge into the Corporation that they may agree upon in accordance with the criteria established in the merger Agreement (the “Corporation that takes over”)

3.
When the merger takes place, the shares issued by D&S shall be exchanged for 23% of the shares of the Corporation that Takes Over and the shares then issued by Falabella shall be exchanged for 77% of the shares issued by the Corporation that Takes Over.

4.
The Merger Agreement envisages for the merger to take place within 60 days as of the date the main conditions that are indicated ahead are met, among other conditions and obligations that should be carried out and not carried out that the Controllers of D&S and the Controllers of Falabella have agreed upon:

4.1.
There shall be no significant restrictions or that in any other manner affect significantly and adversely the freedom of the Corporation that takes Over to carry out the businesses that D&S and Falabella have historically carried out on their own.

4.2.
That until the merger is perfected, no events or circumstances have taken place, which are different to the events of circumstances that may affect the general economy of the countries where both corporations operate, that may substantially and adversely affect the value of D&S or Falabella.

4.3.
To register o maintain registered the Corporation that Takes Over before the Securities and Exchange Commission of the United States of America (“SEC”) for the period after the merger that both parties have agreed upon.

Cordially yours,

Enrique Ostalé Cambiaso
General Manger
Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Comisión Clasificadora de Riesgo

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: May 18, 2007